May 11, 2016

Jaea Hahn Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Hahn:

On March 8, 2016, Northern Lights Fund Trust IV (the "Registrant”), on behalf of Moerus Worldwide Value Fund, a series of the Registrant, filed Post-Effective Amendment No. 6 (the “Amendment”) to the Registrant’s Registration Statement. On April 21, 2016, you provided oral comments to the Amendment to Emily Little. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. Please confirm that the registration statement includes edits that are responsive to comments given by the SEC staff with respect to the Fund.

Response. The Registrant confirms that the registration statement includes edits that are responsive to comments given by the SEC staff unless otherwise noted herein.

822167.1

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Comment 3. Please include the Tandy representations and assure that a response letter is submitted as correspondence prior to the effective date of the Fund.

Response. The Registrant has provided Tandy representations below and notes this response is submitted prior to the effective date of the Fund.

Fund Summary – Fee Table

Comment 4. The Statement of Additional Information indicates that the Fund may invest in underlying funds. Please confirm that the expenses for such investments are reflected in the fee table if greater than 0.01%.

Response. Registrant confirms that it has taken all expenses of the Fund into account in calculating the expenses reflected in the fee table and notes that the adviser does not expect the costs associated with investment in underlying funds to exceed 0.01%.

Comment 5. Please confirm that the Expense Limitation Agreement will be in effect for at least one year from the effective date of the prospectus, and that Registrant will file a copy of the agreement with its next post-effective amendment filing.

Response. Registrant so confirms.

Comment 6. The description of the Expense Limitation Agreement notes that the “fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years after the fees have been waived or reimbursed), if such recoupment can be achieved within the forgoing expense limits.” Please revise the disclosure to note that the adviser’s ability to recapture is limited to the lesser of the expense cap in effect at the time of waiver and the expense cap in effect at the time of recapture. Additionally, please confirm that the adviser’s ability to recapture is so limited in the Expense Limitation Agreement. See 2009 Investment Company Industry Developments Audit Risk Alert (ARA-INV. 73).

Response. The requested change has been made. Additionally, Registrant confirms that the Expense Limitation Agreement limits the adviser’s ability to recapture to the lesser of the expense limits in place at the time of waiver or those in place at the time of recapture.

Fund Summary - Principal Investment Strategies and Principal Investment Risks

Comment 7. The Statement of Additional Information (“SAI”) suggests that the Fund will invest in emerging markets as a principal investment strategy, and “Emerging Markets Risk” is included as a principal investment risk. Please revise Item 4 and Item 9 strategy disclosures to include emerging markets or, if not a principal strategy, please revise the risk and SAI disclosures accordingly.

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Response. Registrant has revised the Item 4 and Item 9 disclosures as follows:

The adviser pursues the Fund’s investment objective by investing primarily in foreign (including emerging markets) and domestic common stocks that it believes are undervalued.

Comment 8. The Principal Investment Risk disclosures include Small and Medium Capitalization Risk, but the strategy disclosure does not make reference to investment exclusively or primarily in such securities. Please revise the Principal Investment Strategies disclosure to clarify what market capitalization limits, if any, apply to the Fund.

Response. The Registrant has revised the last paragraph in “Principal Investment Strategies” as follows:

The adviser has significant flexibility in terms of where and how it can invest – including by geography, industry, sector or currency. Because of this flexibility, while the Fund does not concentrate its investments in any one specific industry, the Fund’s portfolio may have significant exposure to a small number of sectors or industries from time to time. The Fund will tend to invest in deep value, lesser known securities of any capitalization, including small- to mid-cap, and those less-followed or covered by traditional investment research. The adviser will sell a security to invest in other securities that it believes are more undervalued, or if it believes that the security is no longer undervalued.

Comment 9. The Principal Investment Strategies disclosure notes that the “Fund is a ‘non-diversified’ fund.” Please confirm that the Fund will, nonetheless, meet the IRS Sub-Chapter M diversification requirements as stated in the SAI.

Response. Registrant confirms that it intends to meet the IRS Sub-Chapter M diversification requirements.

Comment 10. The Principal Investment Strategies disclosure notes that the Fund may invest “a relatively high percentage of its assets” in a limited number of issuers. Please quantify what is meant by the noted disclosure.

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Response. Registrant notes that existing strategy disclosure indicates that “[u]nder normal market conditions, the Fund’s portfolio consists of 25-40 positions.” Registrant has revised the disclosure noted by the staff to further clarify the percentage of assets that may be invested in a single security as follows:

The Fund is a "non-diversified" fund, meaning that a relatively high percentage of its assets (greater than 5% in a single security) may be invested in a limited number of issuers of securities.

Comment 11. The Principal Investment Strategies disclosure notes that the Fund may be “invested in a limited number of issuers of securities.” Please confirm supplementally that the Fund will adhere to the limitations of its concentration policy as described in Investment Restriction 5 in the SAI.

Response. Registrant so confirms.

Comment 12. The Principal Investment Strategies disclosure notes that “the adviser builds the Fund’s portfolio from the bottom up, based on its assessment….” Please revise the disclosure to further clarify that all portfolio selections are made based on the adviser’s belief regarding the appropriateness of potential investments.

Response. Registrant has revised the disclosure as follows:

The adviser builds the Fund’s portfolio from the bottom up, based on its assessment of value, focusing on businesses it believes have ~~with~~ solid balance sheets, high quality business models and shareholder-friendly management teams.

Comment 13. The fourth paragraph of the Principal Investment Strategies disclosure notes that the Fund will hold “25 to 40 positions.” Is a “position” common stock or a combination of common stock and derivatives? Please revise the disclosure to provide clarification.

Response. Registrant has revised the disclosure as follows:

Under normal market conditions, the Fund’s portfolio consists of 25 to 40 individual common stocks ~~positions~~,

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Comment 14. Please revise the fourth paragraph of the Principal Investment Strategy to clarify what is meant by “the adviser’s highest conviction ideas” and “compelling opportunities from panicked sellers.”

Response. Registrant has revised the disclosure as follows:

Under normal market conditions, the Fund’s portfolio consists of the common stock of 25 to 40 issuers ~~positions~~, which allows the adviser to focus the Fund’s assets on the opportunities that, in the adviser’s opinion, have the highest potential for capital appreciation ~~conviction ideas~~. In addition, the adviser may allocate a portion of the Fund’s assets to cash and cash equivalents to allow it to service redemptions and react quickly to fluctuations in the market and benefit from extreme and short-term market disruptions, which may provide ~~compelling~~ opportunities to purchase securities that, in the adviser’s opinion, are attractively valued, from ~~panicked~~ sellers eager to exit the market.

Comment 15. Please revise the Principal Investment Strategies disclosure to specify all derivatives and the manner in which they are expected to be employed in furtherance of the Fund’s strategy.

Response. Registrant confirms that existing strategy disclosure accurately captures the Fund’s strategy, and notes that derivatives are not a part of the Fund’s principal investment strategy.

Comment 16. “Sector Risk” is included as a Principal Investment Risk but no corresponding strategy disclosure is provided in the Principal Investment Strategies section of the prospectus. Please revise the prospectus disclosure or explain supplementally why no revision is necessary.

Response. The Registrant has revised the disclosure as shown in our response to Comment 8.

Comment 17. It appears that the Fund may be sold through banks. If the Fund may be sold through banks, please revise the introductory paragraph in the Principal Investment Risks section to note that an investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the FDIC or any other government agency. If the Fund is not to be sold through banks, please revise the “Payments to Broker-Dealers and Other Financial Intermediaries” section of the prospectus accordingly.

Response. Registrant confirms that the Fund is not bank sponsored or affiliated with a bank. Registrant notes that the Fund will be sold through broker-dealers, some of whom may have an office in a retail bank location. To the extent a broker selling the Fund is so situated, Registrant notes, per the February 15, 1994 “Interagency Statement on Retail Sales of NonDeposit Investment Products”, that it is the responsibility of the broker or other salesperson to inform the purchaser that the Fund is not a bank deposit or FDIC insured and, therefore, the Registrant has not revised the disclosure.

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Comment 18. Please consider revising the “Management Risk” to note that the adviser may not “achieve the Fund’s objective.”

Response. Registrant has revised the risk disclosure as follows:

Management Risk. The adviser’s judgments about the attractiveness, value and potential appreciation of a particular security in which the Fund invests or sells may prove to be incorrect and may not ~~produce the desired results~~ achieve the Fund’s investment objective.

Comment 19. Please revise the “Non-Diversification Risk” to clarify that the Fund’s may be subject to “greater” volatility than a diversified fund.

Response. Registrant has revised the risk disclosure as follows:

Non-Diversification Risk. The Fund’s portfolio may focus on a limited number of investments and will be subject to potential for greater volatility than a diversified fund.

Additional Information about Principal Investment Strategies and Related Risks

Comment 20. Please consider revising the last sentence of the second paragraph of the “Principal Investment Strategies” section in Item 9, which notes that the Fund’s returns are not “intended to be index tracking” as the Fund will be required to show returns versus a benchmark index per Item 4(b)(2) of Form N-1A.

Response. Item 4(b)(2) of Form N-1A does not require a fund to track an index. Rather, it is intended to provide shareholders with an informative comparison of Fund returns relative to a broad-based market index, and “illustrate[] the variability of Fund returns.” The Registrant has, therefore, not revised the disclosure.

Comment 21. Please revise the third paragraph of the “Management” section to disclose that the management fee is 0.95% “of the Fund’s average daily net assets.”

Response. The requested revision has been made.

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Comment 22. Please clarify in the “How to Purchase Shares” section of the prospectus whether retail investors may purchase Institutional Class shares of the Fund.

Response. Registrant has added the following disclosure to the “Institutional Class Shares” subsection of “How to Purchase Shares”:

There is no restriction as to the type of investor that may purchase Intuitional Class shares.

Comment 23. Please revise the “Frequent Purchases and Redemptions of Fund Shares” section of the prospectus to clarify where an investor can obtain a copy of the Fund’s Market Timing Trading Policy or where such policy is described in detail, and discuss any limitation on volume or redemptions a shareholder may make.

Response. Form N-1A does not require that the Registrant provide a full copy of such policies, but rather, requires a description. The existing disclosure provides all information required by Item 11(e)(4)(i)-(iv) of Item N-1A and, therefore, the Registrant has not revised the disclosure.

Statement of Additional Information

Types of Investments

Comment 24. Please revise the “Closed-End Investment Companies” disclosure to clarify that such investments are made subject to the investment restrictions set forth “below.”

Response. Registrant has made the requested revision.

Comment 25. Reference is made in the “Tax Status” section to “Passive Foreign Investment Companies” (“PFICs”). PFICs are not identified as a principal or non-principal investment strategy. Please confirm that the disclosure presented is accurate and/or revise the SAI or prospectus disclosure as appropriate to add disclosure including PFICs as a potential Fund investment.

Response. Registrant has added the following “Non-Principal Strategies” disclosure to the SAI:

Passive Foreign Investment Companies

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The Fund may invest in shares of foreign corporations that may be classified under the Internal Revenue Code as passive foreign investment companies (“PFICs”). In general, a foreign corporation is classified as a PFIC if at least one-half of its assets constitute investment-type assets, or 75% or more of its gross income is investment-type income.

Comment 26. Please revise the fourth to last paragraph in the section “Tax Status - Original Issue Discount and Pay-In-Kind Securities” of the SAI to note that “If the Fund holds the foregoing kinds of securities, it may be….”

Response. Registrant has made the requested revision.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP